82-4518

RECEIVED
2005 JUN 13 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

6 June, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

05008876

SUPPL

Dear Sir / Madam

Centrica plc
Share Buybacks – 2nd June and 3rd June 2005
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

dlw 6/13

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:44 02-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 2 June 2005 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 231.3702p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:52 03-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 3 June 2005 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 231.7258p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

RECEIVED
2005 JUN 13 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

6 June, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sir / Madam

Centrica plc
Centrica acquires Dutch energy supplier

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

6 June 2005

Centrica acquires Dutch energy supplier

Centrica plc today announced that it has agreed to acquire Oxxio BV (Oxxio), a Dutch energy supplier, for a price not exceeding €137 million (£93 million) including an earn-out mechanism within the transaction based on future performance of the company.

Oxxio supplies energy to residential and small business customers across the Netherlands and currently has around 400,000 electricity and 140,000 gas accounts, and, following full market liberalisation in July 2004, is now acquiring around 20,000 energy accounts per month.

The company, which employs 95 full-time equivalent employees, operates a low cost, technology based, business model which combines the internal management of key elements, such as marketing and procurement, with the outsourcing of more routine billing and sales activities.

The Benelux region is leading the way in terms of delivering deregulation in Continental Europe and this acquisition gives Centrica a material position as the fourth largest supplier in the Netherlands in terms of electricity accounts. The acquisition provides Centrica with a growth platform and an opportunity to develop a deeper understanding of the competitive and regulatory environment in the deregulating Dutch market prior to the expected unbundling of the incumbents by 2008.

For the year ended 31 December 2004 Oxxio reported revenues of €177 million (£120 million), EBITDA of €7.2 million (£4.9 million) and EBITA of €6.9 million (£4.7 million).

Sir Roy Gardner, Chief Executive of Centrica, said: "Becoming a significant player in the Netherlands marks another step in the development of Centrica's European strategy, and is further evidence of our commitment to strengthen our position on the Continent.

"Entering the Dutch market at this formative stage, when there is a commitment from the Government to require incumbent energy companies to unbundle their supply businesses, offers an opportunity to grow the Oxxio business whilst also monitoring opportunities for further acquisitions in the Benelux region."

Enquiries:
Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900

Notes to Editors:

1. The Netherlands is the fourth largest gas market in Western Europe with annual consumption of approximately 50BCM. The electricity market is relatively small in European terms, with annual consumption of around 118TWh and maximum net generation capacity of approximately 22GW.

2. The Dutch market has been fully opened to competition since July 2004 and further legislation has recently been introduced which requires incumbent energy companies to fully unbundle their supply and generation businesses from the regulated networks by 1st January, 2008.

3. The transaction is expected to close around the end of June 2005. As is normal practice, the final purchase price is subject to adjustment based on the working capital in the company at completion.